UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

360 DigiTech, Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

88557W 101**

(CUSIP Number)

Ruby Finance Investment Ltd.

Ruby Finance Holdings Ltd.

FountainVest China Capital Partners GP3 Ltd.

c/o FountainVest Partners (Asia) Limited

705-708, ICBC Tower, 3 Garden Road

Central, Hong Kong

+852-3972 3900

With copies to:

Brian Lee, Esq. c/o FountainVest Partners (Asia) Limited 705-708, ICBC Tower, 3 Garden Road Central, Hong Kong +852-3972 3900	Douglas Freeman, Esq. Victor Chen, Esq. Chi Pan, Esq. Goodwin Procter (Hong Kong) LLP c/o 38th Floor, Edinburgh Tower, The Landmark 15 Queen’s Road Central Central, Hong Kong +852 3658 5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

This statement on Schedule 13D constitutes Amendment No.3 to the initial Schedule 13D (the “Original Schedule 13D”) filed on December 9, 2019 on behalf of each of Ruby Finance Investment Ltd. (“Ruby Investment”), Ruby Finance Holdings Ltd. (“Ruby Holdings”), and FountainVest China Capital Partners GP3 Ltd. (“FountainVest”), as amended by the Amendment No.1 to the Original Schedule 13D filed on December 20, 2019 (the “Amendment No.1”) and the Amendment No.2 to the Original Schedule 13D filed on January 2, 2020 (the “Amendment No.2”, together with the Original Schedule 13D and the Amendment No. 1, the “Original 13D Filings”), with respect to ordinary shares (“Ordinary Shares”), comprising Class A ordinary shares, par value of $0.00001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value of $0.00001 per share (“Class B Ordinary Shares”), of 360 DigiTech, Inc., a Cayman Islands company (“Issuer”).

**

The CUSIP number of 88557W 101 applies to the American depositary shares of the Issuer (“ADSs”). Each American depositary share represents two Class A Ordinary Shares. No CUSIP number has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88557W 101	13D/A	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Ruby Finance Investment Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,589,082 Class A Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,589,082 Class A Ordinary Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,589,082 Class A Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5% of the Class A Ordinary Shares (2) (or 4.8% of the total Ordinary Shares(3) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Representing 14,589,082 Class A Ordinary Shares in the form of 7,294,541 ADSs.
(2)	Based on 264,402,511 Class A Ordinary Shares outstanding as of November 30, 2020 as provided by the Issuer.
(3)

Based on 304,223,097 outstanding Ordinary Shares as a single class, being the sum of 264,402,511 Class A Ordinary Shares and 39,820,586 Class B Ordinary Shares outstanding as of November 30, 2020 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 88557W 101	13D/A	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Ruby Finance Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,141,530 Class A Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,141,530 Class A Ordinary Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,141,530 Class A Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3% of the Class A Ordinary Shares (2) (or 8.9% of the total Ordinary Shares(3) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Representing (i)12,552,448 Class A Ordinary Shares in the form of 6,276,224 ADSs held by the Ruby Holdings, and (ii) 14,589,082 Class A Ordinary Shares in the form of 7,294,541 ADSs held by Ruby Investment, which is majority-owned by Ruby Holdings.

(2)	Based on 264,402,511 Class A Ordinary Shares outstanding as of November 30, 2020 as provided by the Issuer.
(3)

Based on 304,223,097 outstanding Ordinary Shares as a single class, being the sum of 264,402,511 Class A Ordinary Shares and 39,820,586 Class B Ordinary Shares outstanding as of November 30, 2020 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 88557W 101	13D/A	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS FountainVest China Capital Partners GP3 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,141,530 Class A Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,141,530 Class A Ordinary Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,141,530 Class A Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3% of the Class A Ordinary Shares (2) (or 8.9% of the total Ordinary Shares(3) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Representing (i) 12,552,448 Class A Ordinary Shares in the form of 6,276,224 ADSs held by the Ruby Holdings, and (ii) 14,589,082 Class A Ordinary Shares in the form of 7,294,541 ADSs held by Ruby Investment, which is majority-owned by Ruby Holdings. Ruby Holdings is controlled by FountainVest.

(2)	Based on 264,402,511 Class A Ordinary Shares outstanding as of November 30, 2020 as provided by the Issuer.
(3)

Based on 304,223,097 outstanding Ordinary Shares as a single class, being the sum of 264,402,511 Class A Ordinary Shares and 39,820,586 Class B Ordinary Shares outstanding as of November 30, 2020 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 88557W 101	13D/A	Page 5 of 7 Pages

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 3”) amends and supplements the Original 13D Filings. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Original 13D Filings. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original 13D Filings.

Item 1. Security and Issuer.

The third paragraph of Item 3 of the Original 13D Filings is hereby amended and restated as follows:

The principal executive offices of the Issuer are located at 7/F Lujiazui Finance Plaza, No. 1217 Dongfang Road, Pudong New Area, Shanghai 200122, People’s Republic of China (the “PRC”).

Item 2. Identity and Background.

The fourth paragraph of Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

The directors of FountainVest are Mr. Kui Tang, Mr. George Jian Chuang and Mr. Neil Colin Gray. As of the date of this statement, FountainVest does not have any executive officers. Mr. Kui Tang is the Chairman and Chief Executive Officer of FountainVest Partners (Asia) Limited and its affiliates (collectively, “FountainVest Partners”). Mr. George Jian Chuang is the President of FountainVest Partners. Mr. Neil Colin Gray is a director of fiduciary services at Intertrust Cayman.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D Filings is hereby amended and supplemented by adding the following at the end thereof:

On December 18, 2020, Cagico transferred all the ordinary shares held by Cagico in Ruby Investment to Global Pro B Limited (“Global Pro B”), a company organized under the laws of the British Virgin Islands and wholly-owned by the spouse of Mr. Hongyi Zhou, the chairman of the board of directors of the Issuer.

On December 18, 2020, Ruby Investment distributed in-kind a total of 7,294,542 ADSs of the Issuer owned by Ruby Investment to its shareholders on a pro rata basis. After the completion of such in-kind distribution, Ruby Investment owned 7,294,541 ADSs of the Issuer. Ruby Finance received a total of 6,276,224 ADSs of the Issuer from Ruby Investment in such in-kind distribution.

Item 4. Purpose of Transaction.

Item 4 of the Original 13D Filings is hereby amended and restated as follows:

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

On December 19, 2019, Cagico, Brilliance, Ruby Holdings and Ruby Investment entered into a shareholders agreement (the “Shareholders Agreement”), a copy of which is attached as Exhibit 99.6 hereto. On December 18, 2020, Global Pro B, Brilliance, Ruby Holdings and Ruby Investment entered into an amended and restated shareholders agreement (the “Amended Shareholders Agreement”), which superseded and replaced the Shareholders Agreement in its entirety. A copy of the Amended Shareholders Agreement is attached as Exhibit 99.7 hereto. The description of the Amended Shareholders Agreement contained herein is qualified in its entirety by reference to Exhibit 99.7, which is incorporated herein by reference.

Voting Rights

Pursuant to the Amended Shareholders Agreement, with respect to certain material matters of the Issuer relating to business combinations, disposal of all or substantially all property, assets or revenues, share capital alteration, issuance of securities or entry into related party transactions that are presented to the shareholders of the Issuer for a vote, Ruby Investment will vote the securities of the Issuer owned by it in respect of such matter as may be determined at the sole discretion of Ruby Holdings. With respect to all other matters presented to the shareholders of the Issuer for a vote, Ruby Investment will vote the securities of the Issuer owned by it at the sole discretion of the director appointed by Global Pro B.

CUSIP No. 88557W 101	13D/A	Page 6 of 7 Pages

Distribution of Securities

On December 18, 2020, Ruby Investment shall distribute 50% of the securities of the Issuer owned by Ruby Investment as of such date, to its shareholders on a pro rata basis. On December 17, 2021 or on such other date as Ruby Investment and its shareholders agree in writing, Ruby Investment shall distribute the remaining securities of the Issuer owned by Ruby Investment as of such date, to its shareholders on a pro rata basis.

Ruby Investment shall, upon the request of Ruby Holdings, sell up to Ruby Holdings’ pro rata portion of the securities of the Issuer owned by Ruby Investment in accordance with the terms set forth in the Amended Shareholders Agreement, whereby the proceeds of such sale (after deduction of relevant tax, costs and expenses) shall be distributed in full to Ruby Holdings. Ruby Investment shall, upon the request of Global Pro B, sell up to Global Pro B and Brilliance’s aggregate pro rata portion of the securities of the Issuer owned by Ruby Investment in accordance with the terms set forth in the Amended Shareholders Agreement, whereby the proceeds of such sale (after deduction of relevant tax, costs and expenses) shall be distributed in full to Global Pro B and Brilliance.

The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.

Except as set forth in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to, at any time and from time to time, review or reconsider their position and/or change their purpose and/or, either separately or together with other persons, formulate plans or proposals with respect to those items in the future depending upon then existing factors.

Item 5. Interest in Securities of the Issuer.

The fifth paragraph of Item 5 of the Original 13D Filings is hereby amended and restated as follows:

By virtue of Ruby Investment and Ruby Holdings entering into the Amended Shareholders Agreement, the Reporting Persons may be deemed to constitute a “group” with Mr. Hongyi Zhou within the meaning of Rule 13d-5(b) under the Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Ordinary Shares beneficially owned by the members of the group as a whole. Neither the filing of the Original 13D Filings nor this Amendment No. 3 nor any of their contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the 42,485,248 Ordinary Shares that are beneficially owned by Mr. Hongyi Zhou. Each Reporting Person expressly disclaims beneficial ownership in such 42,485,248 Ordinary Shares beneficially owned by Mr. Hongyi Zhou.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit No.	Description

99.1	Joint Filing Agreement dated December 9, 2019 by and among the Reporting Persons (previously filed with the Securities and Exchange Commission as Exhibit 99.1 to the Original Schedule 13D filed by the Reporting Persons on December 9, 2019).

99.2	Securities Purchase Agreement dated November 15, 2019 between Ruby Investment and Monocerus and the Amendment to the Securities Purchase Agreement dated November 25, 2019 between Ruby Investment and Monocerus (previously filed with the Securities and Exchange Commission as Exhibit 99.2 to the Original Schedule 13D filed by the Reporting Persons on December 9, 2019).

99.3	Securities Purchase Agreement dated November 15, 2019 between Ruby Investment and Ronghui (previously filed with the Securities and Exchange Commission as Exhibit 99.3 to the Original Schedule 13D filed by the Reporting Persons on December 9, 2019).

CUSIP No. 88557W 101	13D/A	Page 7 of 7 Pages

99.4	Securities Purchase Agreement dated November 15, 2019 between Ruby Investment and Sunshine Insurance (previously filed with the Securities and Exchange Commission as Exhibit 99.4 to the Original Schedule 13D filed by the Reporting Persons on December 9, 2019).

99.5	Lock-up Letter dated November 15, 2019 between Ruby Investment, Monocerus and Guoan (previously filed with the Securities and Exchange Commission as Exhibit 99.5 to the Original Schedule 13D filed by the Reporting Persons on December 9, 2019).

99.6	Shareholders Agreement dated December 19, 2019 between Ruby Investment, Ruby Holdings, Brilliance and Cagico (previously filed with the Securities and Exchange Commission as Exhibit 99.6 to the Amendment No.1 filed by the Reporting Persons on December 20, 2019 and superseded and replaced in its entirety by the Amended Shareholders Agreement, which is filed as Exhibit 99.7 hereto).

99.7	Amended and Restated Shareholders Agreement dated December 18, 2020 between Ruby Investment, Ruby Holdings, Brilliance and Global Pro B.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2020

Ruby Finance Investment Ltd.	By:	/s/ Brian Lee
Name: Brian Lee Title: Director

Ruby Finance Holdings Ltd.	By:	/s/ Brian Eden
Name: Brian Eden Title: Director

FountainVest China Capital Partners GP3 Ltd.	By:	/s/ Brian Lee
Name: Brian Lee Title: Authorized Signatory